ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

Colleen B. Meyer T 415-315-6366 F 415-315-4819 Colleen.Meyer@ropesgray.com

July 30, 2014

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Private Equity Fund, LLC (File No. 811-22973)

AMG Pantheon Private Equity Master Fund, LLC (File No. 811-22972)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Pantheon Private Equity Fund, LLC (the “Fund”) and AMG Pantheon Private Equity Master Fund, LLC (the “Master Fund”, and collectively with the Fund, the “Funds”) to respond to a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated on July 15, 2014 in response to a comment response letter filed by the Funds on July 11, 2014 relating to the Funds’ registration statements on Form N-2 filed on May 28, 2014. The Funds also filed amendments to their registration statements on July 11, 2014 (the “Registration Statements”). The Funds appreciate this opportunity to respond to the Staff’s comment. The Staff’s comment and the Funds’ response are set forth below. Certain defined terms used herein have the meaning set forth in the Registration Statements.

1. Comment: It is the Staff’s view that the Funds are violating Rule 35d-1(a)(2) under the Investment Company Act of 1940, as amended, since the Funds have “private equity” in their names and have not adopted a policy of investing at least 80% of the Funds’ assets in “private equity.”

Response: We respectfully disagree with the Staff’s comment. Under Rule 35d-1(a)(2), a fund needs to adopt an 80% policy if it has a name suggesting that the fund focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries. The term “private equity,” however, is not implicated by Rule 35d-1(a)(2), as “private equity” in the Funds’ names refers to an investment strategy and not to a specific type of investment or investments or industry or group of industries.

With respect to the industry component of Rule 35d-1, the phrase “private equity” is not a description of any industry by any typical measure. “Private equity” does not have its own Global Industry Classification Standard (GICS) code, a commonly used method of defining industry by mutual funds. Also, consistent with SEC guidance, “private equity” as an industry would be too broad because the primary economic characteristics of companies in such a class, which could be any company, are materially different.

With respect to the type of investment component of Rule 35d-1, the phrase “private equity” is not a description of any particular type of investment or investments. The adopting release for Rule 35d-1 states that “a type of investment” is intended to cover securities as well as synthetic instruments if they have economic characteristics similar to such securities. However, “private equity” is not a type of security and does not share the economic characteristics with any particular type of security, so it is not a “type of investment.” A strategy of private equity may be effectuated through various types of securities, including investment funds, direct equity investments and other types of investments. These investment choices are strategies the Fund pursues and not a particular type of investment. The term “private equity” is different from the terms “high yield,” “large cap” or “U.S. Treasury,” which make reference to a particular type of security or investment and are subject to Rule 35d-1. In contrast, the term “private equity” is more similar to the term “income,” to which, according to the Staff in the Frequently Asked Questions about Rule 35d-1, Rule 35d-1 would not apply because such a name suggests that a fund has an investment objective or strategy for achieving current income.

In connection with the communication of this comment by the Staff, the Staff noted that there were other funds that had “private equity” in their names that had adopted an 80% test with respect to “private equity.” The Funds, however, are only aware of one such fund. All of the other funds that have “private equity” in their names either do not have such a policy (see, for example, CPG Carlyle Private Equity Fund, LLC (File No. 811-22763), Excelsior Private Equity Fund II (File No. 811-08149), Hatteras Global Private Equity Partners Institutional, LLC (File No. 811-22257) and Partners Group Private Equity, LLC (File No. 811-22210)), or have an 80% policy with respect to the term “listed private equity” in its name. “Listed private equity,” which is a term that is materially different from the term “private equity” in the Funds’ names, denotes a specific type of security or investment, securities of companies listed on a securities exchange that have a majority of their assets invested in or exposed to private companies or intend to have a majority of their assets invested in or exposed to private companies (see, Financial Investors Trust - ALPS | Red Rocks Listed Private Equity Fund (File No. 811-8194); see, also, Powershares ACCE Global Listed Private Equity (File No. 811-21709) Mutual Fund Series Trust – Vista Listed Private Equity Plus Fund (File No. 811-21872), Proshares Trust – ProShares Global Listed Private Equity ETF (File No. 811-21114) and Alps Variable Insurance Trust – AVS Listed Private Equity Portfolio (File No. 811-22133)).

With respect to any argument relating to investor confusion, the Funds note that the Funds are only being made available to investors that are “accredited investors” under Regulation D under the Securities Act of 1933, as amended, and as per the proposing release for Regulation D, accredited investors are presumed to have the knowledge and experience in financial matters such that they are capable of evaluating the merits and risks of the prospective investment or able to bear the economic risk of the investment. In addition, although not specifically required to deliver such a document to investors, the Fund’s current private placement memorandum provides a significant amount of detail for investors on the types of investments in which the Funds may invest and the risks associated with such investments.

Because private equity is an indication of a strategy to be pursued by the Fund and not a type of investment or industry, the Funds respectfully decline to make the requested change.

Please direct any questions you may have with respect to this response letter to me at (415) 315-6366.

Very truly yours,

/s/ Colleen B. Meyer

Colleen B. Meyer

cc:	Doug Keller, Pantheon Ventures (US) LP

Kara Zanger, Pantheon Ventures (US) LP

Christine Carsman, Affiliated Managers Group, Inc.

Lewis Collins, Affiliated Managers Group, Inc.

Caren Cunningham, AMG Funds LLC

Gregory C. Davis

Frederick O. Quenzer

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